UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 9)*

GOLD RESERVE INC.
(Name of Issuer)

Class A Common Shares, no par value per share
(Title of Class of Securities)

38068N108
(CUSIP Number)

Alexander Singh
2 Bloor Street East, Suite 810
Toronto, Ontario M4W 1A8
(647) 724-8900
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

   June 22, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.: 38068N108
1.	Names of Reporting Persons. WEST FACE CAPITAL INC.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	None
	8.	Shared Voting Power	9,271,136(1)
	9.	Sole Dispositive Power	None
	10.	Shared Dispositive Power	9,271,136(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,271,136(1)
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (9) 15.1%
14.	Type of Reporting Person: CO, FI

(1)  This amount includes an amount of Shares that the Reporting Person may be entitled to obtain upon the conversion of convertible bonds.

SCHEDULE 13D

CUSIP No.: 38068N108
1.	Names of Reporting Persons. GREGORY A. BOLAND
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	None
	8.	Shared Voting Power	9,271,136(1)
	9.	Sole Dispositive Power	None
	10.	Shared Dispositive Power	9,271,136(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,271,136(1)
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (9) 15.1%
14.	Type of Reporting Person: IN, HC

(1)  This amount includes an amount of Shares that the Reporting Person may be entitled to obtain upon the conversion of convertible bonds.

This Amendment No. 9 relates to the Statement of Beneficial Ownership on Schedule 13D filed by West Face Capital Inc. (“West Face”) and Gregory A. Boland (“Mr. Boland”) (collectively, the “Reporting Persons”) with the Securities and Exchange Commission (the “Commission”) on September 25, 2009 (the “Initial Schedule 13D”), Amendment No. 1 to the Schedule 13D filed on October 20, 2009 (“Amendment No. 1 to the Schedule 13D”), Amendment No. 2 to the Schedule 13D filed on November 4, 2009 (“Amendment No. 2 to the Schedule 13D”), Amendment No. 3 to the Schedule 13D filed on January 11, 2010 (“Amendment No. 3 to the Schedule 13D”), Amendment No. 4 to the Schedule 13D filed on February 1, 2010 (“Amendment No. 4 to the Schedule 13D”), Amendment No. 5 to the Schedule 13D filed on March 16, 2010 (“Amendment No. 5 to the Schedule 13D”), Amendment No. 6 to the Schedule 13D filed on April 19, 2010 (“Amendment No. 6 to the Schedule 13D”), Amendment No. 7 to the Schedule 13D filed on June 30, 2011 (“Amendment No. 7 to the Schedule 13D”), and Amendment No. 8 to the Schedule 13D filed on June 8, 2012 (“Amendment No. 8 to the Schedule 13D”).   Except as set forth below, all Items of the Initial Schedule 13D, Amendment No. 1 to the Schedule 13D, Amendment No. 2 to the Schedule 13D, Amendment No. 3 to the Schedule 13D, Amendment No. 4 to the Schedule 13D, Amendment No. 5 to the Schedule 13D, Amendment No. 6 to the Schedule 13D, Amendment No. 7 to the Schedule 13D and Amendment No. 8 to the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Initial Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Statement is hereby amended and restated in its entirety as follows:

(a-c,f) This Schedule 13D is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):  West Face Capital Inc. (“West Face”) and Gregory A. Boland (“Mr. Boland”).

This Schedule 13D relates to Shares held for the accounts of each of West Face Long Term Opportunities Global Master L.P.,  a Cayman Islands limited partnership (“WFGM”), West Face Long Term Opportunities (USA) Limited Partnership, a Delaware limited partnership (“WFLP”), West Face Long Term Opportunities Master Fund L.P., a Cayman Islands limited partnership (“WFMF”) and West Face Long Term Opportunities Limited Partnership, a British Columbia limited partnership (“WFCLP”). West Face serves as investment manager to each of WFGM, WFLP, WFMF and WFCLP.  Mr. Boland is President and Chief Executive Officer of West Face.  In such capacities, West Face and Mr. Boland may be deemed to have voting and dispositive power over the Shares held for the account of each of WFGM, WFLP, WFMF and WFCLP.

West Face is a Canadian company and Mr. Boland is a citizen of Canada.  The address of the principal business office of each of the Reporting Persons is 2 Bloor Street East, Suite 810, Toronto, Ontario M4W 1A8.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and supplemented as follows.

According to information filed by the Company with the Commission, as of May 21, 2012, the number of Shares outstanding was 59,788,972 based on the Company’s report on Form 6-K, filed on June 4, 2012. Pursuant to Rule 13d-3(d)(1)(i)(D), in calculating the percentage of beneficial ownership, Reporting Persons have added 1,754,509 Shares to the number of Shares outstanding based upon an amount of Shares that the Reporting Persons may be entitled to obtain upon the conversion of convertible bonds.

(a)  Each of West Face and Mr. Boland may be deemed to be the beneficial owner of 9,271,136 Shares (approximately 15.1% of the total number of Shares outstanding).

(b)  Each of West Face and Mr. Boland may be deemed to have shared power to direct the voting and disposition of the 9,271,136 Shares that they may be deemed to beneficially own as set forth above.

(c)  Except for the transactions listed in Exhibit C hereto, all of which were effected through routine brokerage transactions, there have been no transactions with respect to the Shares other than those transactions reflected on the Initial Shedule 13D, Amendment No. 1 to the Schedule 13D, Amendment No. 2 to the Schedule 13D, Amendment No. 3 to the Schedule 13D, Amendment No. 4 to the Schedule 13D, Amendment No. 5 to the Schedule 13D, Amendment No. 6 to the Schedule 13D, Amendment No. 7 to the Schedule 13D and Amendment No. 8 to the Schedule 13D.

In accordance with Rule 13d-4 under the Exchange Act, the Initial Schedule 13D, Amendment No. 1 to the Schedule 13D, Amendment No. 2 to the Schedule 13D, Amendment No. 3 to the Schedule 13D, Amendment No. 4 to the Schedule 13D, Amendment No. 5 to the Schedule 13D, Amendment No. 6 to the Schedule 13D, Amendment No. 7 to the Schedule 13D, Amendment No. 8 to the Schedule 13D, this Schedule 13D, and any amendments thereto, shall not be construed as an admission that the Reporting Persons are beneficial owners of any securities reflected on the Initial Schedule 13D, Amendment No. 1 to the Schedule 13D, Amendment No. 2 to the Schedule 13D, Amendment No. 3 to the Schedule 13D, Amendment No. 4 to the Schedule 13D, Amendment No. 5 to the Schedule 13D, Amendment No. 6 to the Schedule 13D, Amendment No. 7 to the Schedule 13D, Amendment No. 8 to the Schedule 13D, this Schedule 13D, and any amendments thereto.  The Reporting Persons note that, upon conversion of the convertible notes held, the Issuer will have the option to deliver common shares, cash, or a combination of cash and common shares for the notes surrendered, and the Issuer will provide notice of its election to deliver part or all of the conversion consideration in cash within two business days of receipt of the notice of conversion. In this regards, the Reporting Persons believe, pursuant to Rule 13d-3(d)(1), that they should not be deemed to be a beneficial owner of the underlying equity securities when satisfaction of conditions to an investor’s right to acquire the securities, such as is the situation here with respect to the convertible notes, remains outside the Reporting Persons’ control.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement
Exhibit B:	Power of Attorney
Exhibit C:	Recent Transactions in the Securities of Gold Reserve Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WEST FACE CAPITAL INC.

By:	/s/ Alexander Singh
Name:	Alexander Singh
Title:	Attorney-in-fact for Gregory A. Boland, President and Chief Executive Officer of West Face Capital Inc.

GREGORY A. BOLAND

By:	/s/ Alexander Singh
Name:	Alexander Singh
Title:	Attorney-in-fact for Gregory A. Boland

June 26, 2012

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Class A Common Shares of Gold Reserve Inc., dated as of June 26, 2012 is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

WEST FACE CAPITAL INC.

By:	/s/ Alexander Singh
Name:	Alexander Singh
Title:	Attorney-in-fact for Gregory A. Boland, President and Chief Executive Officer of West Face Capital Inc.

GREGORY A. BOLAND

By:	/s/ Alexander Singh
Name:	Alexander Singh
Title:	Attorney-in-fact for Gregory A. Boland

June 26, 2012

EXHIBIT B

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that I, Gregory A. Boland, hereby make, constitute and appoint Alexander Singh, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as President and Chief Executive Officer of West Face Capital Inc., a Canadian company, and a director of West Face (Cayman 2) Inc., a Cayman Islands company, and each of the affiliates or entities advised or controlled by me, West Face Capital Inc., or West Face (Cayman 2) Inc., all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including, without limitation, all documents relating to filings with the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (the “Act”), and the rules and regulations promulgated thereunder, including, without limitation: (1) all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act, including, without limitation: (a) any acquisition statements on Schedule 13D or Schedule 13G and any amendments thereto, (b) any joint filing agreements pursuant to Rule 13d-1(k), and (c) any initial statements of, or statements of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5 and (2) any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of this attorney-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This Power of Attorney shall remain in effect until revoked, in writing, by the undersigned.

IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney, this 23rd day of September 2011.

/s/ Gregory A. Boland
Gregory A. Boland

EXHIBIT C

RECENT TRANSACTIONS IN THE SECURITIES OF
GOLD RESERVE INC.

A. Transaction for the account of West Face Long Term Opportunities Limited Partnership

Date of Transaction	Nature of Transaction	Number of Shares	Price per Share
6/21/2012	SELL	14,340	4.28

B. Transactions for the account of West Face Long Term Opportunities Global Master L.P.

Date of Transaction	Nature of Transaction	Number of Shares	Price per Share
6/15/2012	SELL	38,062	4.18
6/18/2012	SELL	37,709	4.49
6/19/2012	SELL	69,675	4.27
6/20/2012	SELL	115,200	4.32
6/21/2012	SELL	7,480	4.28
6/22/2012	SELL	1,830,907	3.70